

January 25, 2023

R. Steven Hamner
Chief Financial Officer
Medical Properties Trust, Inc.
MPT Operating Partnership, L.P.
1000 Urban Center Drive, Suite 501
Birmingham, AL 35242

> **Re: Medical Properties Trust, Inc.**
> **MPT Operating Partnership, L.P.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-32559**

Dear R. Steven Hamner:

　　We have reviewed your November 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2022 letter.

Form 10-K for the year ended December 31, 2021

Significant Tenants, page 12

1.　We note your response to our comment 1. Please tell us how you determined it was unnecessary to consider loans, equity method investments and equity investments in your assessment of whether or not you have a substantial asset concentration with respect to Steward. In addition, please tell us what qualitative factors you considered in your determination to not provide Steward's financial statements.

2.　Please tell us the name of the guarantor entity or entities and the terms of any guarantees related to the master lease agreement and any loan agreements with Steward affiliates.

Also, please summarize the key terms of any cross collateralization and default provisions for each of these agreements. Finally, with respect to your holding of a 9.9% equity investment in Steward and your loan agreements with Steward, tell us if there are any agreements with underlying put or call provisions or other provisions that expose you to further investment in Steward or to provide further financing to Steward. To the extent such provisions exist, please provide a basic discussion of such provisions.

3. Please tell us if you expect to file financial statements of Steward with your Form 10-K for the year ended December 31, 2022. Please address your expected total asset concentration with Steward from all of your arrangements (i.e. master lease, loan, equity method investment and equity investment) on a combined basis in your response and specifically tell us how you considered any guarantees and cross collateralization and default provisions addressed in response to the above comment in your analysis.

4. We note your response to our comment 2 and your proposed revisions to your filing. In light of the adjustments to the individual operator line items, please tell us how you determined it was not necessary to also present a separate table for Gross Assets by Operator on an actual basis.

5. We note your response to our comment 2 and your proposed revisions to your filing. To the extent you have adjustments to any individual line items within the adjusted gross assets by operator table, please confirm that you will also expand your disclosure in future filings to provide more quantitative and qualitative information about any such adjustments immediately below the adjusted gross assets by operator table.

You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kevin Hanna